EXHIBIT 1
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For Immediate Release                                            27 January 2005

                              WPP Group plc ("WPP")

In connection with the proposed acquisition of Grey Global Group Inc ("Grey"), WPP entered into discussions on 16 December 2004 with a committee (the "Committee") representing holders of $125 million of Grey's US$150 million 5% contingent convertible subordinated debentures due 2033 (the "Debentures"), with respect to the terms that would apply to the Debentures upon completion of the acquisition.

The merger agreement dated 11 September 2004 between WPP and Grey (the "Merger Agreement") provides that each Grey share will be converted at the election of the holder into the right to receive either $1,005 in cash or $21.746 WPP ADS. Each election by a share owner is subject to proration which is designed to ensure that 50% of the outstanding Grey shares will be converted into WPP shares and 50% into cash.

Under the terms of the Merger Agreement, after the merger, the Debentures will be convertible into the type of consideration (cash and/or WPP shares) that is received in the merger by a non-electing shareowner. As a result of the increase of the WPP share price since the announcement of the merger, non-electing shareholders could receive all cash.

The Committee has asserted that this methodology is inconsistent with the terms of the indenture governing the Debenture and threatened litigation.

While WPP  believes  that the  treatment  of the  Debentures  under  the  Merger
Agreement is consistent with the terms of the indenture, WPP has engaged in several discussions with the Committee.

Under WPP's most recent proposal, with the requisite consent of Debenture holders, WPP would enter into a supplemental agreement reflecting the following key terms:

o Each Debenture would be convertible after the completion of the merger into US$522.50 in cash and 11.31227 WPP ADS. This represents 50% of the $1,005 cash consideration and 50% of the share consideration of 21.746 WPP ADS payable in the merger for each Grey share, multiplied by 1.0404, the number of Grey shares for which each Debenture is currently convertible.

o Each Debenture holder would have the right to require WPP to repurchase the holder's Debentures at par ($1,000 per Debenture) in October 2013.

o After the merger, each Debenture would be freely convertible by its holder at any time. All of the conversion contingencies currently included in the indenture would be eliminated.

o The dividend payment threshold that would apply after the merger in determining any adjustment to the conversion rate of the Debentures would be the dividend paid per WPP ordinary share in respect of 2004, increasing by 15% annually thereafter.

o WPP would pay to each holder who consents a fee of $10.00 per $1,000 of principal.

On 25 January 2005, a representative of the Committee indicated that this proposal was not acceptable and discussions were terminated. WPP will be submitting amendments to the indenture for consideration by the Trustee of the Debenture, as part of the closing requirements of the Merger.

                              INVESTOR INFORMATION

This communication is being made by WPP in connection with the proposed merger involving WPP and Grey. This communication does not constitute an offer of any securities for sale. In connection with the proposed merger, WPP has filed with the US Securities and Exchange Commission (SEC) on January 26, 2005, Amendment No. 2 to Registration Statement on Form F-4 (SEC File No 333-119949), containing a preliminary proxy statement/prospectus relating to the proposed merger for the stockholders of Grey, and each of WPP and Grey has and will be filing other documents regarding the proposed merger with the SEC.

INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED MERGER, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED MERGER, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, 212 632 2200. Documents filed with the SEC by Grey are available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, 212 546 2000.

For further information:

Paul Richardson         +44 20 7408 2204
Feona McEwan


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